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April 18, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael McTiernan

Assistant Director

Re:	AG Mortgage Investment Trust, Inc.

Amendment No. 1 to Registration Statement on Form S-11

Filed April 5, 2011

File No. 333-172656

Dear Mr. McTiernan:

On behalf of AG Mortgage Investment Trust, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated April 15, 2011 (the “Comment Letter”) relating to Amendment No. 1 to the Registration Statement on Form S-11 filed by the Company on April 5, 2011 (File No. 333-172656). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Historical Performance of Angelo, Gordon, page 105

1. We note that your narrative discussion of your sponsor’s prior MBS programs appears to cover less than the 10 years referenced in Item 8.A.1 of Industry Guide 5 for guidance. Please revise or advise. In addition, please revise the narrative disclosure to identify whether the programs discussed were public or private programs.

Company Response: The Company respectfully advises the Staff that Angelo, Gordon, the Company’s sponsor, began investing in MBS programs in June 2008. The Company also respectfully advises the Staff that all of its prior programs were private programs. The Company has revised its disclosure on pages 106 – 107 to clarify that its prior programs were private programs.

2. We note your disclosure regarding your sponsor’s separate accounts. Please advise us why these separate accounts were not “programs” for purposes of Industry Guide 5.

Company Response: The Company respectfully advises the Staff that it does not believe that its separate accounts qualify as “programs” for purposes of Industry Guide 5 disclosure requirements. A “program” is an investment in which the sponsor raises funds

Michael McTiernan

April 18, 2011

from passive investors in order to invest in real estate. The sponsor invests funds raised from unrelated third parties through a co-mingled or pooled investment vehicle such as a limited partnership. A separate account typically has only one related investor, or account holder, and the account’s funds are not pooled with those of other unrelated investors, although in some instances the sponsor co-invests in the account. Each separate account is tailored to the account holder and the account holder, while granting discretionary authority over investments, is not passive. The investor in a separate account has a meaningful right to bargain for its rights and obligations, including with respect to termination of the account, withdrawal of funds, compensation arrangements and information rights. A separate account is generally customized by the account holder who can specify the account’s investment objectives, asset allocations and risk tolerations. Angelo, Gordon’s separate accounts are not pooled investments, although in some instances Angelo, Gordon or its affiliates co-invest in the account, are individually negotiated and are generally customized by the investor who can specify and modify the account’s investment objectives, asset allocations and risk tolerations.

3. On page 108, you stated that the performance of the funds managed by Angelo, Gordon was adversely affected by difficult market conditions, particularly during 2008 and 2009. Please advise us whether the prior programs discussed in the narrative suffered any major adverse business developments or conditions. If so, please provide more detail regarding these developments, including quantitative data if applicable. Refer to Item 8.A.2 of Industry Guide 5 for guidance.

Company Response: The Company respectfully advises the Staff that neither AG MVP nor AG GECC PPIF have suffered any major adverse business developments or conditions since their inception. The Company has revised its disclosure to remove the sentence on page 109 because it refers to the Company’s prior CMBS programs. As disclosed, the Company intends to focus on residential mortgage backed securities, and therefore detailed disclosure pertaining to the Company’s prior commercial mortgage backed securities programs would not be material to the Company’s investors and thus is not required to be disclosed by Item 8.A.2 of Industry Guide 5.

Table III, page 111

4. Please revise the table to disclose total assets and leverage.

Company Response: The Company has revised the table on page 110 in response to the Staff’s comment.

5. You disclose that cash generated from sales of investments is included in cash from operations, but you have not separately disclosed this amount. Please tell us how you have complied with the requirement to disclose ‘cash generated from sales’ in accordance with Guide 5. Please advise or revise as appropriate.

Company Response: The Company respectfully advises the Staff that, in response to its discussions with the Staff, the Company has revised its tabular presentation and no longer discloses cash from operations or cash generated from sales.

6. We note that you have included ‘Equity in net income of limited liability company/partnership’ in the table. You also disclose that you follow GAAP for investment companies. Please describe this investment and tell us your basis for accounting for it using the equity method of accounting.

Company Response: The Company respectfully advises the Staff that “equity in net income of limited liability company/ partnership” represents the fund’s pro rata share of the income, including an adjustment for fair value, in investments made in these entities. The equity in earnings is based upon the fund’s ownership percentage of such entities. In addition to AG MVP the entities are owned by certain other funds managed by Angelo, Gordon or other Angelo, Gordon affiliates, and in all cases the entities

Michael McTiernan

April 18, 2011

investments are recorded at fair value. The investments of the entities’ include investments in residential mortgage based lending as well as investments in other lending arrangements secured by consumer credit.

There are several recognized accounting methodologies for recognizing income from investments in these entities. AG MVP records its investments in these entities at estimated fair value using the equity method of accounting. AG MVP reflects its ownership of the net assets in these entities based upon its pro-rata share of the revenue and expenses, including an unrealized gain or loss, generated from the underlying assets of such vehicles in the equity in net income of limited liability companies/partnerships on the statement of operations. This method is one of the recognized methodologies acceptable by the alternative investment fund/real estate fund industry despite the fact that the methodology is not explicitly described in the AICPA Audit Guide for Investment Companies (the “Audit Guide”).

Another accepted methodology more fully described in the Audit Guide is known as the dividend method. This is where a partnership recognizes distributions received from underlying investments as income when received, to the extent such amounts are paid from earnings and profits. Distributions received in excess of earnings and profits are treated as a reduction in the partnership’s cost basis of such investment. Undistributed income is included in the value of the investments.

Both methodologies result in the investor recording the same income on its statement of operations, and as a result the methodology used does not impact net increase/decrease in net assets resulting from operations.

In 2007, the AICPA issued AICPA Statement of Position (SOP) 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies. The SOP was among other things, designed to clearly define an investment company and to standardize the accounting of income earned from investment companies. On February 14, 2008, the FASB issued FASB Staff Position (FSP) 07-1-1 which indefinitely delayed the effective date of the SOP. As a result of this deferral, the diversity in accounting for income from investment companies has continued and is deemed acceptable until further guidance is issued by the FASB.

Underwriting, page 170

Other Relationships, page 174

7. We note your response to comment 18 of our comment letter dated April 1, 2011. Please revise your disclosure to clearly identify each underwriter that has a material relationship with you and state the nature of the relationships or advise.

Company Response: The Company has revised the disclosure on page 173 in response to the Staff’s comment.

Note 3 – Significant Accounting Policies, page F-4

Michael McTiernan

April 18, 2011

8. We note that you may be required to refund your Manager’s partial payment of the underwriting discount. Please expand your disclosure to discuss the details of this contingent arrangement as well as your related accounting policy.

Company Response: The Company has revised the disclosure on page F-4 in response to the Staff’s comment.

Note 4 – Subsequent Events, page F-4

9. Please disclose the amount of organizational and offering costs incurred to date including those that have been incurred on your behalf and clarify if they will be reimbursed from the proceeds of the offering.

Company Response: The Company has revised the disclosure on page F-4 in response to the Staff’s comment.

*        *        *

Michael McTiernan

April 18, 2011

If you have any questions with respect to the foregoing, please contact Thomas P. Conaghan at (202) 756-8161.

Very truly yours,

/s/ Thomas P. Conaghan
Thomas P. Conaghan

Enclosures

cc:	Forest Wolfe

Stephen Older

Folake Ayoola